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                                                                   Exhibit 99.45

                          TRANSITION THERAPEUTICS INC.
                    Notice of Annual Meeting of Shareholders

     NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders (the "Meeting") of Transition Therapeutics Inc. (the "Corporation") will be held at the MaRS Discovery District, MaRS Centre, South Tower, 101 College Street, Ground Floor, Rm CR3, Toronto, Ontario, Canada, on Monday, December 12, 2005, at 4:30 p.m. (Toronto time), for the following purposes:

          1. to receive the audited consolidated financial statements of the Corporation for the fiscal year ended June 30, 2005, together with the auditors' report thereon;

          2.   to elect directors of the Corporation for the ensuing year;

          3. to appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors;

          4. to consider, and if deemed advisable, to approve the amendment to the stock option plan of the Corporation to, among other things, change the maximum number of common shares available for issuance under the stock option plan from a fixed number to a rolling number equal to 10% of the then issued and outstanding common shares of the Corporation from time to time; and

          5. to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

     The Circular and the form of proxy prepared in respect of the Meeting accompany this notice.

     Shareholders who are unable to attend the Meeting in person are requested to date, sign and return the enclosed form of proxy in the addressed envelope provided for that purpose.

     DATED as of the 2 day of November, 2005,

                                        BY ORDER OF THE BOARD OF DIRECTORS


                                        /s/ LOUIS ALEXOPOULOS
                                        ----------------------------------------
                                        LOUIS ALEXOPOULOS
                                        SECRETARY

IN ORDER TO BE REPRESENTED BY PROXY AT THE MEETING, YOU MUST COMPLETE, DATE AND SIGN THE ENCLOSED FORM OF PROXY OR OTHER APPROPRIATE FORM OF PROXY AND, IN EITHER CASE, (I) DELIVER THE COMPLETED PROXY TO THE CORPORATION'S TRANSFER AGENT, COMPUTERSHARE TRUST COMPANY OF CANADA, PROXY DEPARTMENT, 100 UNIVERSITY AVENUE, 9TH FLOOR, TORONTO, ONTARIO, M5J 2Y1, IN THE ADDRESSED ENVELOPE ENCLOSED, OR (II) SUBMIT THE COMPLETED PROXY TO COMPUTERSHARE TRUST COMPANY OF CANADA, FACSIMILE NUMBER (416) 263-9524 OR 1-866-249-7775, NO LATER THAN 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) PRECEDING THE DATE AND TIME OF THE MEETING, OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF.